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                                  Filed by PMR Corporation Pursuant to Rule 425
                                               Under the Securities Act of 1933
                                               Subject Company: PMR Corporation
                                                 Commission File No.: 333-90372

This filing relates to an Agreement and Plan of Merger, dated as of May 6, 2002, by and between PMR Corporation, a Delaware corporation ("PMR"), PMR Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of PMR ("Merger Sub"), and Psychiatric Solutions, Inc., a Delaware corporation ("PSI"), as amended by Amendment No. 1 to Agreement and Plan of Merger dated as of June 10, 2002 and Amendment No. 2 to Agreement and Plan of Merger dated as of July 9, 2002 (the "Merger Agreement"), pursuant to which, among other things, Merger Sub will merge with and into PSI, Merger Sub will cease to exist, and PSI will survive as a wholly-owned subsidiary of PMR. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to Amendment No. 1 to PMR's Registration Statement on Form S-4 filed by PMR on July 11, 2002, and is incorporated by reference into this filing.

            On July 15, 2002, PMR issued the following press release.

                               [LETTERHEAD OF PMR]

                                                                     [PMR LOGO]

Editorial Contacts:

Fred D. Furman, PMR
+1 619 610 4076
ffurman@prmp.com

Reggie A. Roman, PMR
+1 619 610 4144
rroman@pmrp.com

             PSYCHIATRIC SOLUTIONS, INC. AND PMR CORPORATION TO HOLD
                 SPECIAL STOCKHOLDER MEETINGS ON AUGUST 5, 2002

         S-4 REGISTRATION STATEMENT RELATED TO PROPOSED MERGER DECLARED
                              EFFECTIVE BY THE SEC

FRANKLIN, Tenn., and SAN DIEGO, Calif., July 15 -- Psychiatric Solutions, Inc. ("PSI") and PMR Corporation (Nasdaq: PMRP) today announced that each company will hold a special meeting of stockholders on August 5, 2002, to vote upon the proposed merger between the companies. The companies also announced that PMR has received notification from the Securities and Exchange Commission that its S-4 registration statement related to the merger has been declared effective.

Assuming the merger is approved by a majority of stockholders of each company, the transaction is expected to be completed shortly after the stockholder meetings, with PSI shareholders owning approximately 72% of the company and PMR shareholders owning approximately 28%. It is anticipated that the name of the merged company will be changed to Psychiatric Solutions, Inc.

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and its stock will trade on the Nasdaq National Market under the new symbol,
"PSYS." In addition, it is anticipated that the merged company will have approximately 8.8 million shares of common stock outstanding subsequent to a one-for-three reverse stock split that will occur at closing. Stockholders representing over 80% of the outstanding shares of PSI and approximately 36% of the outstanding shares of PMR have executed voting agreements in favor of the merger.

The statements contained in this press release that are not related to historical facts or events are forward-looking statements. The forward-looking statements contained in this press release involve risks and uncertainties, including the risk that PMR and PSI will not successfully complete the merger of the companies; the risk that the post-merger company will not trade on the Nasdaq National Market; and the risks and uncertainties described in the S-4 registration statement and PMR's previous public filings. Forward-looking statements reflect PMR's and PSI's current views with respect to future events. Actual results may vary materially and adversely from those anticipated, believed, estimated, or otherwise indicated. Reference is made to the cautionary statements contained in PMR's filings with the Securities and Exchange Commission, including its Form S-4 registration statement filed on July 11, 2002. PMR and PSI undertake no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise.

PMR Corporation is a leader in the development and management of programs and services for individuals with a serious mental illness.

Psychiatric Solutions, Inc. offers an extensive continuum of behavioral health programs to critically ill children, adolescents and adults through its ownership and operation of freestanding psychiatric inpatient hospitals and its management of psychiatric units within general acute care hospitals owned by others. PSI currently owns and operates five freestanding hospitals and manages 46 psychiatric units.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

On July 11, 2002, PMR filed an amended registration statement with the Securities and Exchange Commission (the "SEC") containing a definitive joint proxy statement/prospectus regarding the transactions contemplated by the Merger Agreement. Investors and security holders of PMR are urged to read the definitive joint proxy statement/prospectus filed with the SEC on July 11, 2002 and any other relevant materials filed by PMR with the SEC because they contain, or will contain, important information about PMR, PSI, and the transactions contemplated by the Merger Agreement. The definitive joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by PMR with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by PMR by contacting PMR Investors Relations, 1565 Hotel Circle South, 2nd Floor, San Diego, California 92108, (619) 610-4001.